VANC Pharmaceuticals Announces
Financing and Corporate Update

June 28, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, provides a corporate update.

VANC is pleased to announce that it has closed on $686,000 Cdn in financing equating to 4,575,326 units of the Company at a price of $0.15 per unit (the “Units”) as announced Monday June 26th via Bulletin from the Toronto Stock Exchange.

Each Unit consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder thereof to purchase one (1) additional common share on or before June 27, 2022 at a price of CDN$0.20 per Common Share.  Insiders of the Company subscribed for 500,000 Units of the Offering. The insider private placements are exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 ("MI 61-101") by virtue of the exemptions contain in section 5.5(b) and 5.7(1) (b) of MI 61-101.

The Warrants will be subject to an accelerated exercise provision that if the closing sales price of the Company’s common shares trades $0.10 or higher of the closing price of the financing for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release to the holders of the warrants of the early expiry of the warrants, and thereafter the warrants shall expire on that date that is 30 days from the date that such notice is given.

In accordance with the policies of the TSX Venture Exchange, the Company paid Finders’ Fees of an aggregate of $7,200.00 in cash and an aggregate of 48,000 finder warrants (the “Finder Warrant”).  Each Finder Warrant will entitle the holder thereof to purchase one (1) additional Common Share on or before June 27, 2022 at a price of CDN$0.20 per Common Share.

The securities issued are subject to a 4 month hold period that expires on October 28, 2017. The Company had previously announced a financing of $1.5 million and the Company now plans to announce a new financing shortly to accommodate investors whom were unable to meet the closing date.

The proceeds will be used toward ongoing operational expenses and for general corporate purposes.

“We are working to complete this raise in short order,” stated Bob Rai, CEO and President.  “The Company has made great strides over the last several months including listings of generics with the major distributor and wholesaler in the country.  We have also introduced a new product with the exclusive distributorship of the INSTI HIV test for pharmacies across Canada.  Along with our Health Tab technology, INSTI, VANC is positioning itself to become a solutions provider to the pharmacy industry in addition to providing OTC and generic medicines to the Canadian public.  With our national sales force now at 17 people we are expecting our sales to correlate with that expansion in efforts,” concluded Mr. Rai.

VANC is also pleased to announce interim CFO Raj Padhiyar.  Raj comes to the Company with over 11 years of experience working in retail and manufacturing.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai,

Director and CEO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.